SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of October, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                RYANAIR BUYS 10 CAE FLIGHT SIMULATORS WORTH $80M



Ryanair, Europe's largest low fares airline, today (Tuesday, 24th October 2006) announced the purchase of 10 flight simulators from CAE, the world's leading provider of flight simulators for pilot training, in a deal worth over $80M.

The CAE full-flight simulators replicate in every detail the cockpit of Ryanair's Boeing 737-800 series fleet, reproducing with great accuracy real flight conditions for the recurrent training of Ryanair pilots.

Announcing the purchase of the CAE simulators today, Howard Millar, Ryanair's CFO and Deputy CEO said:

        "With this investment, Ryanair will continue to provide world class pilot training for its flight crews, as it doubles in size over the next 5 years from 42.5M passengers this year to more than 80M passengers in 2012. Over the period Ryanair's fleet, the youngest of any major airline in Europe, will grow from 113 Boeing 737-800 aircraft to 234 aircraft on firm order.

        "The simulators are for delivery from 2008 and will facilitate the expansion of Ryanair's lowest fares across Europe".


Ends.                              Tuesday, 24th October 2006


Peter Sherrard - Ryanair           Pauline McAlester - Murray Consultants
Tel:  00 353 1 8121228             Tel:  00 353 1 4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 October, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director